Exhibit 1

PRESS RELEASE

Company Contacts		IR Agency Contact
Nachum Falek,	Shirley Nakar,	Erik Knettel,
VP Finance & CFO	Director, Investor Relations	The Global Consulting Group
AudioCodes	AudioCodes	Tel: +1-646-284-9415
Tel: +972-3-976-4000	Tel: +972-3-976-4072	eknettel@hfgcg.com
nachum@audiocodes.com	shirley.nakar@audiocodes.com

AudioCodes Reports Fourth Quarter and Year End 2006 Results

Record Quarterly Revenues Rise 6.2% Sequentially and 39.1% Year-over-Year

Lod, Israel – February 5, 2007 – AudioCodes (NASDAQ: AUDC), a leading provider of Voice over Packet (VoP) technologies and Voice Network products, today announced financial results for the fourth quarter and fiscal year ended December 31, 2006.

Revenues for the fourth quarter ended December 31, 2006 were a record $42.6 million compared to $40.1 million for the quarter ended September 30, 2006 and $30.6 million for the quarter ended December 31, 2005. Fourth quarter revenues grew 6.2% sequentially and increased 39.1% compared to the fourth quarter of 2005. Net income was $671 thousand, or $0.02 per diluted share, for the fourth quarter of 2006 compared to $676 thousand, or $0.02 per diluted share, for the third quarter of 2006 and $3.9 million, or $0.09 per diluted share, for the corresponding period last year.

Revenues for the year ended December 31, 2006 were a record $147.4 million compared to $115.8 million in 2005, a year-over-year increase of $31.6 million, or 27.2%. Net income was $6.9 million, or $0.16 per diluted share, in 2006 compared to $13.4 million, or $0.31 per diluted share, in 2005.

SFAS No. 123R became applicable to the Company effective January 1, 2006. As a result, the Company recorded non-cash stock-based compensation expense of $8.7 million in 2006, which included $2.5 million in the fourth quarter and $2.4 million in the third quarter of 2006. In addition, the Company recorded amortization expenses related to the acquisitions of Nuera and Netrake of $914 thousand during the fourth quarter of 2006 and $849 thousand during the third quarter of 2006. Excluding stock-based compensation expense and amortization expenses related to the Nuera and Netrake acquisitions, net income on a non-GAAP basis was $3.6 million, or $0.08 per diluted share, in the fourth quarter of 2006 and $3.6 million, or $0.08 per diluted share, in the third quarter of 2006. Non-GAAP net income for the full year 2006 was $16.6 million or $0.37 per diluted share. Non-GAAP net income, which excludes the effect of stock-based compensation expense and amortization expenses related to the acquisition of Nuera and Netrake, is reported in order to facilitate financial results tracking and comparison with previously reported financial results.

Non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP. The Company believes that non-GAAP information is useful because it can enhance the understanding of its ongoing economic performance and therefore uses internally this non-GAAP information to evaluate and manage its operations. The Company has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results and because many comparable companies report this type of information as well.

Cash flow from operating activities was $457 thousands in the fourth quarter of 2006 and totaled $6.6 million in 2006, compared to $13.2 million in 2005.

Cash and cash equivalents, short-term and long-term marketable securities, short-term and long-term bank deposits and structured notes were $133.6 million as of December 31, 2006 compared to $135.8 million as of September 30, 2006 and $220.3 million as of December 31, 2005. The year-over-year decline was primarily attributable to an aggregate of $96.4 million in cash expenditures related to the acquisitions of Nuera and Netrake during the third quarter of 2006.

“AudioCodes marked another exceptional year of growth and record revenue in 2006. Our success was substantially driven by the growth in our networking business and our focus on best of breed product strategy in sales to service providers deploying advanced VoIP networks,” stated Shabtai Adlersberg, President, Chairman and CEO of AudioCodes. “While overall revenues in 2006 grew over 27% compared to 2005, our networking business continued to show stronger year-over-year growth of over 40% as rising demand for our media gateways and media servers reaffirmed that we are well positioned within some of the fastest growing segments of the telecommunications industry. Our strategic initiative to become a key supplier of Converged IP Communication products and solutions to Service Providers worldwide gained momentum in 2006 with the acquisition and integration of Nuera’s cable media gateway offerings as well as Netrake’s session border controller and security gateway technologies. As we continue to evolve and expand our leading edge VoIP product portfolio we are able to present more value to our market partners including original equipment manufacturers, service providers, network equipment providers and system integrator customers.

“In addition to new partner and service provider design wins in the fourth quarter of 2006, we made important inroads in the enterprise market with leading market players such as Microsoft and a leading IP-BPX OEM vendor. We enter 2007 with a larger and more mature organization, broad product portfolio, a stronger brand and industry position as reflected in recent design wins, and thus we are optimistic in looking ahead into 2007 and beyond,” concluded Mr. Adlersberg.

Conference Call & Webcast Information

AudioCodes will conduct a conference call on Tuesday, February 6, 2007 to discuss the fourth quarter and year end 2006 financial results, which will be simultaneously Webcast at 9:00 A.M. Eastern Time. Investors are invited to listen to the call live via Webcast at the AudioCodes corporate Website at www.audiocodes.com.

About AudioCodes
AudioCodes Ltd. (NASDAQ: AUDC), Your Gateway to VoIP, provides innovative, reliable and cost-effective Voice over Packet (VOP) technology and Voice Network products to OEMs, Network Equipment Providers, Service Providers and System Integrators worldwide. AudioCodes provides a diverse range of flexible, comprehensive media gateway and media processing technologies (based on VoIPerfect(TM) – AudioCodes’ underlying, best-of-breed, core media gateway architecture) and Session Border Controllers (SBCs). The company is a market leader in product development, focused on VoIP Media Gateway, Media Server and SBC technologies and network products. AudioCodes has deployed tens of millions of media gateway and media server channels globally over the past few years and is a key originator of the ITU G.723.1 standard for the emerging Voice over IP market. The Company is a VoIP technology leader focused on quality, having recently received a number one ranking from ETSI for outstanding voice quality in its media gateways and media servers. AudioCodes voice network products feature media gateway and media server platforms for packet-based applications in the converged, wireline, wireless, broadband access, enhanced voice services and video markets. AudioCodes enabling technology products include VoIP and CTI communication blades, VoIP media gateway processors and modules, and CPE devices. AudioCodes’ headquarters and R&D facilities are located in Israel with an R&D extension in the U.S. Other AudioCodes’ offices are located in Europe, the Far East, and Latin America. For further information on AudioCodes, visit www.audiocodes.com.

Statements concerning AudioCodes’ business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are “forward-looking statements” as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes’ industry and target markets in particular; shifts in supply and demand; market acceptance of new products and continuing products’ demand; the impact of competitive products and pricing on AudioCodes’ and its customers’ products and markets; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; possible disruptions from acquisitions: the integration of acquired companies’ products and operations into AudioCodes’ business: and other factors detailed in AudioCodes’ filings with the Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

AudioCodes, AC, Ardito, AudioCoded, NetCoder, TrunkPack, VoicePacketizer, MediaPack, Stretto, Mediant, VoIPerfect and IPmedia are trademarks or registered trademarks of AudioCodes Limited. All other products or trademarks are property of their respective owners.

Summary financial data follows

AUDIOCODES LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31, 2006	December 31, 2005

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$25,171	$70,957
Short-term bank deposits and structured notes	28,658	61,929
Short-term marketable securities and accrued interest	29,422	9,863
Trade receivables, net	30,501	17,990
Other receivables and prepaid expenses	3,309	4,891
Inventories	16,093	11,562

Total current assets	133,154	177,192

LONG-TERM INVESTMENTS:
Long-term bank deposits and structured notes	30,435	27,781
Long-term marketable securities	19,942	49,791
Investments in companies	3,999	1,112
Deferred tax assets	3,742	2,489
Severance pay funds	7,231	5,406

Total long-term investments	65,349	86,579

PROPERTY AND EQUIPMENT, NET	7,847	6,494

INTANGIBLE ASSETS, DEFERRED CHARGES AND OTHER, NET	21,853	3,279

GOODWILL	108,853	18,679

Total assets	$337,056	$292,223

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$7,522	$7,774
Other payables and accrued expenses	28,139	18,620

Total current liabilities	35,661	26,394

DEFERRED TAX LIABILITIES	7,780	-

ACCRUED SEVERANCE PAY	7,915	5,887

SENIOR CONVERTIBLE NOTES	121,015	120,836

Total shareholders' equity	164,685	139,106

Total liabilities and shareholders' equity	$337,056	$292,223

AUDIOCODES LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Year ended December 31,		Three months ended December 31,
	2006	2005	2006	2005
			(Unaudited)

Revenues	$147,353	$115,827	$42,613	$30,640

Cost of revenues	61,242	46,993	18,124	12,289

Gross profit	86,111	68,834	24,489	18,351

Operating expenses:
Research and development, net	35,416	24,415	10,701	6,456
Selling and marketing	37,664	25,944	11,218	6,960
General and administrative	8,766	6,004	2,530	1,621

Total operating expenses	81,846	56,363	24,449	15,037

Operating income	4,265	12,471	40	3,314
Financial income, net	3,817	2,457	754	949
Equity in losses of affiliated companies	916	693	244	95

Income before taxes on income	7,166	14,235	550	4,168
Taxes on income, net	289	799	(121)	264

Net income	$6,877	$13,436	$671	$3,904

Basic net earnings per share	$0.16	$0.33	$0.02	$0.10

Diluted net earnings per share	$0.16	$0.31	$0.02	$0.09

Weighted average number of shares used in computing basic net earnings per share (in thousands)	41,717	40,296	42,079	40,545

Weighted average number of shares used in computing diluted net earnings per share (in thousands)	43,689	43,086	42,846	43,117

AUDIOCODES LTD. AND ITS SUBSIDIARIES
NON-GAAP PROFORMA STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Year ended December 31,		Three months ended December 31,
	2006	2005	2006	2005
	(Unaudited)		(Unaudited)

Revenues	$147,353	$115,827	$42,613	$30,640

Cost of revenues *) **)	59,381	46,993	17,277	12,289

Gross profit	87,972	68,834	25,336	18,351

Operating expenses:
Research and development, net *)	32,363	24,415	9,873	6,456
Selling and marketing *) **)	33,514	25,944	9,827	6,960
General and administrative *)	7,360	6,004	2,215	1,621

Total operating expenses	73,237	56,363	21,915	15,037

Operating income	14,735	12,471	3,421	3,314
Financial income, net	3,817	2,457	754	949
Equity in losses of affiliated companies	916	693	244	95

Income before taxes on income	17,636	14,235	3,931	4,168
Taxes on income, net	994	799	293	264

Non-GAAP net income	$16,642	$13,436	$3,638	$3,904

Non-GAAP diluted net earnings per share	$0.37	$0.31	$0.08	$0.09

Weighted average number of shares used in computing
non-GAAP diluted net earnings per share (in
thousands)	50,605	43,086	50,466	43,117

*) Excluding stock-based compensation expenses related to options granted to employees and others as a result of the adoption of SFAR 123R as of January 1, 2006

**) Excluding amortization of intangible assets related to the acquisition of Nuera and Netrake during the third and the fourth quarters of 2006. Amortization expenses included in cost of revenues and selling and marketing expenses for the fourth quarter of 2006 were $647 thousands and $267 thousands respectively. Amortization expenses included in cost of revenues and selling and marketing expenses in 2006 were $1,241 thousands and $522 thousands respectively

AUDIOCODES LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,		Three months ended December 31,
	2006	2005	2006	2005
			(Unaudited)

Cash flows from operating activities:
Net income	$6,877	$13,436	$671	$3,904
Adjustments required to reconcile net income to net
cash provided by operating activities:
Depreciation and amortization	5,544	3,296	1,916	872
Net loss from sale of marketable securities	15	-	-	-
Amortization of marketable securities premiums
and accretion of discounts, net	225	143	52	61
Equity in losses of affiliated companies	916	693	244	95
Increase (decrease) in accrued severance pay, net	203	41	(30)	(30)
Stock-based compensation expenses	8,707	36	2,467	6
Amortization of senior convertible notes discount
and deferred charges	199	195	50	50
Increase in accrued interest on marketable
securities, bank deposits and structured notes	(130)	(736)	(476)	(545)
Increase in deferred tax assets	(298)	(2,033)	(255)	(2,033)
Increase in trade receivables, net	(9,749)	(3,520)	(4,440)	(733)
Decrease (increase) in other receivables and
prepaid expenses	1,457	57	1,796	(150)
Increase in inventories	(1,954)	(1,503)	(265)	(1,141)
Increase (decrease) in trade payables	(2,671)	1,233	(1,591)	961
Increase (decrease) in other payables and accrued
expenses	(2,005)	1,912	732	2,087
Decrease in deferred tax liabilities	(705)	-	(414)	-
Other	-	(12)	-	-

Net cash provided by operating activities	6,631	13,238	457	3,404

Cash flows from investing activities:
Investment in short-term and Long-term marketable
securities	-	(59,060)	-	(11,046)
Investment in short-term bank deposits	-	(33,969)	-	-
Investment in long-term bank deposits	(20,000)	-	-	-
Proceeds from sale and maturity of marketable
securities	9,979	-	5,000	-
Proceeds from bank deposits	51,300	3,969	-	3,969
Investments in companies	(3,453)	(1,668)	(1,802)	(63)
Payment for acquisition of Nuera*)	(82,520)	-	-	-
Payment for acquisition of Netrake*)	(13,836)	-	-	-
Purchase of property and equipment	(3,067)	(2,315)	(1,352)	(842)
Proceeds from sale of property and equipment	-	96	-	-
Investment in structured notes	-	(20,000)	-	-
Proceed from structured notes called by the bank	-	10,000	-	-
Payment for acquisition of Ai-Logix	-	(10,000)	-	-

Net cash provided by (used in) investing activities	(61,597)	(112,947)	1,846	(7,982)

AUDIOCODES LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (Cont.)

U.S. dollars in thousands

	Year ended December 31,		Three months ended December 31,
	2006	2005	2006	2005
			(Unaudited)

Cash flows from financing activities:
Issuance costs for senior convertible notes	-	(84)	-	-
Proceeds from issuance of shares upon exercise of options and employee stock purchase plan	9,180	3,918	216	296

Net cash provided by financing activities	9,180	3,834	216	296

Increase (decrease) in cash and cash equivalents	(45,786)	(95,875)	2,519	(4,282)
Cash and cash equivalents at the beginning of the
period	70,957	166,832	22,652	75,239

Cash and cash equivalents at the end of the period	$25,171	$70,957	$25,171	$70,957

*) Excluding cash and cash equivalents